53rd at Third
885 Third Avenue
New York, New York 10022-4834
Tel: +1.212.906.1200 Fax: +1.212.751.4864 www.lw.com

FIRM / AFFILIATE OFFICES
	Barcelona	New Jersey
	Brussels	New York
	Chicago	Northern Virginia
	Frankfurt	Orange County
	Hamburg	Paris
	Hong Kong	San Diego
April 2, 2008	London	San Francisco
	Los Angeles	Shanghai
	Madrid	Silicon Valley
	Milan	Singapore
VIA EDGAR AND HAND DELIVERY	Moscow	Tokyo
	Munich	Washington, D.C.

Mr. David Link

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Verso Paper Corp.
Registration Statement on Form S-1
Filed December 20, 2007
(File No. 333-148201)

Dear Mr. Link:

On behalf of our client, Verso Paper Corp. (the “Registrant”), we are responding to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated March 15, 2008, with respect to Amendment No. 1 to the Registrant’s above-referenced Registration Statement on Form S-1 filed with the Commission on February 12, 2007 (“Amendment No. 1”). Earlier today, the Registrant filed via EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”) revised to reflect changes prompted by your comments. Amendment No. 2 contains the various revisions described below. For your convenience, we are delivering a courtesy package, which includes five copies of Amendment No. 2, three of which have been marked to show changes as compared to Amendment No. 1, and a separate correspondence file containing the information from third party sources that substantiate various updated statements in the Registration Statement.

The Staff’s comments are set forth below in bold, followed by the Registrant’s responses to each comment.

General

1.	Please clarify whether “Apollo” refers specifically to Apollo Management, L.P. or Apollo Management, L.P. and its affiliates.

Response:  References to Apollo Management, L.P. have been changed to Apollo Global Management LLC. Throughout the prospectus, references to “Apollo” refer to the affiliates of Apollo Global Management LLC that control the Registrant as a result of the Acquisition.

April 2, 2008

Amendment No. 2 has been revised in response to the Staff’s comment. Please see pages 1 and 10.

2.	We reissue comment three of our letter dated January 20, 2008. Please complete all materials terms of this offering with your next amendment. Also, please fill out all blank spaces throughout the registration statement except for final pricing.

Response:  The Registrant acknowledges the Staff’s comment and has included all material terms of the offering in Amendment No. 2 that are not dependent on the price range, the corresponding stock split and estimated net proceeds. These terms will be included in the preliminary prospectus used to market the securities. In addition, the Registrant advises the Staff that it expects Apollo to own approximately 55-60% of the Registrant’s common stock upon consummation of the offering. As set forth in the response to comment 50 of the Staff’s letter dated January 20, 2008, the Registrant will include the amount and percentage of shares beneficially held by the principal stockholders, named executive officers and directors as soon as the relevant pricing information is determined, including the price range and corresponding stock split.

3.	Please incorporate your response to comment 4 our letter dated January 20, 2008, in the Prospectus Summary section.

Response:  Amendment No. 2 has been revised in response to the Staff’s comment. Please see page 7.

4.	We note your response to comment six of our letter dated January 20, 2008, that you do not have any operations independent of your subsidiaries, that substantially all of your assets are held by your subsidiaries and that the agreements governing the outstanding debt of your subsidiaries significantly limit the transfer of assets from your subsidiaries. Please tell us how you considered the disclosure requirements of Schedule I in Rule 5-04 of Regulation S-X. Provide any calculations appropriate to support your determination.

Response:  As discussed with the Staff telephonically on March 20, 2008, the Registrant respectfully submits that any incremental disclosure provided by Schedule I as prescribed by Rule 5-04 of Regulation S-X with respect to the Registrant’s stand-alone results of operations and balance sheet data would not be material to investors. Throughout the Registration Statement, the Registrant includes disclosure that it is a holding company with no operations, assets, liabilities or cash flows independent of its subsidiaries. Please see “Risk Factors—We are a holding company with no operations of our own and depend on our subsidiaries for cash,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources,” and note 8 to the Registrant’s audited financial statements. These disclosures also highlight the fact that the outstanding debt agreements of the Registrant’s subsidiaries significantly limit the transfer of assets to the Registrant, which may restrict the ability of the Registrant to pay dividends or service any future obligations that may arise. In addition, note 8 to the Registrant’s audited financial statements disclose the Registrant’s stand-alone total assets (investments in subsidiaries), net loss and absence of cash flow as of, and for the year ended, December 31, 2007. Considering the status of the Registrant as a holding

April 2, 2008

company and the information already contained in the Registration Statement, any additional disclosure regarding the Registrant’s stand-alone results of operations and balance sheet data would not add any material information to the prospectus.

Cover page

5.	We reissue comment 10 of our letter dated January 20, 2008.

Response:  The Registrant acknowledges the Staff’s comment and will include the number of shares being registered as soon as the price range and corresponding stock split are determined. Please see the response to comment 2 above.

6.	We reissue comment 11 of our letter dated January 20, 2008, in part. Please disclose that the offering is a firm commitment offering on the cover page. When the underwriter(s) is known, please identify the underwriter(s) on the cover page.

Response:  Amendment No. 2 has been revised in response to the Staff’s comment.

Prospectus Summary, page 1

7.	We note your response to comment 16 of our letter dated January 20, 2008, we, however, reissue the comment in part. We have reviewed your supplemental materials, but still have not found the basis for your statement on page 1: “We are also North America’s lowest cost producer of coated freesheet paper . . . .” The statement is repeated on page 4 and 63. Please revise or advise.

Response:  Along with the filing of Amendment No. 2, the Registrant has supplementally provided the Staff with a separate correspondence file containing the information substantiating the statement that “we are the lowest cost producer of coated freesheet paper…” The file also includes additional information supporting the updated market data included in Amendment No. 2.

The Merger, page 7

8.	We note your response to comment 18 of our letter dated January 20, 2008, we, however, reissue it in part. Please clarify on page 7 that Verso Paper One Corp., Verso Paper Two Corp., Verso Paper Three Corp., and Verso Paper Four Corp. are merely holding companies that own, respectively, 40%, 30%, 20%, and 10% of the operating company Verso Paper LLC. Also, please clarify on page 7 that Verso Paper Five Corp. is a holding company that wholly owns Verso Fiber Farm LLC.

Please identify all the subsidiaries that will eventually be wholly-owned by Verso Paper, other than Verso Paper LLC and Verso Fiber Farm LLC. Identifying Verso Paper LLC and the other subsidiaries on the organization chart will provide additional clarity.

Response:  Amendment No. 2 has been revised in response to the Staff’s comment. Please see pages 7 and 8. As discussed with the Staff telephonically on March 19, 2008, upon

April 2, 2008

consummation of the Merger, the Registrant will wholly-own, directly or indirectly, all of the operating subsidiaries of the consolidated entity (i.e., there are no Verso entities outside of the consolidated results of operations of the Registrant). For purposes of additional clarity, the Registrant has identified Verso Paper Holdings LLC and Verso Paper LLC, wholly-owned subsidiaries of the Registrant, in the corporate organizational chart. As discussed, the Registrant respectfully submits that providing additional detail to the corporate organizational chart to identify each of the subsidiaries below Verso Paper LLC is not material to prospective investors.

Covenant Compliance, page 13.

9.	We note your response to comment 21 of our letter dated January 20, 2008. Your disclosures on page 13 indicate that Adjusted EBITDA is merely a component of three of the ratios calculated for your debt covenants, and not a debt covenant measure in and of itself. It is unclear to us how your current presentation, which highlights your Adjusted EBITDA amount, achieves the goal of demonstrating compliance with your financial covenants. In this regard, it appears that it would be more appropriate and meaningful to present and discuss the ratios of Adjusted EBITDA to Fixed Charges, senior secured debt to Adjusted EBITDA and consolidated debt to Adjusted EBITDA. Please advise or revise, applying this comment throughout your filing where you provide this non-GAAP measure. In addition, given the presentation of this non-GAAP measure in the context of compliance with your debt covenants, please address why it would be meaningful to present this measure for periods other than the latest covenant compliance date, and explain how likely it is that you will violate a covenant related to these ratios in the future.

Response:  The Registrant has revised Amendment No. 2 to include its net senior secured debt to Adjusted EBITDA ratio and net first-lien secured debt to Adjusted EBITDA ratio for the year ended December 31, 2007. As disclosed in Amendment No. 2, although the Registrant does not expect to violate any of its covenants, they may result in limiting the Registrant’s long-term growth prospects by hindering its ability to incur future indebtedness or grow through acquisitions. Please see pages 13 and 14.

Use of Proceeds, page 27

10.	We note your response to comment 25 of our letter dated January 20, 2008. Please complete the missing information in this section. While there are no earmarks for specific projects or undertakings, please disclose whether the amounts have been accounted for in the normal budgeting process.

April 2, 2008

Response:  The Registrant acknowledges the Staff’s comment and will include the missing information as soon as the price range, the corresponding stock split and estimated net proceeds are determined. In addition, the Registrant informs the Staff that the net proceeds have not been accounted for in the normal budgeting process and additional disclosure has been added under “Use of Proceeds” to that effect. Please see page 26.

Dividend Policy, page 27

11.	Please revise to state the amount that was distributed to your equity holders on January 31, 2007.

Response:  Amendment No. 2 has been revised in response to the Staff’s comment. Please see page 26.

12.	Please describe in more detail the restrictions on the Company’s ability to pay dividends or revise include a cross-reference to the Management’s Discussion and Analysis section. Also address the ability of the Company’s subsidiaries to transfer funds to the company.

Response:  Amendment No. 2 has been revised in response to the Staff’s comment. Please see page 26. As noted in response to comment 4, the Registrant respectfully directs the Staff’s attention to “Risk Factors—We are a holding company with no operations of our own and depend on our subsidiaries for cash,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” and note 8 to the Registrant’s audited financial statements. In each of these sections, the Registrant discloses its lack of operations and assets independent of its subsidiaries and that the agreements governing the outstanding indebtedness of its subsidiaries include significant restrictions on the ability of the Registrant’s subsidiaries to distribute cash to the Registrant.

Business, page 57

13.	Please incorporate your response to comment 29 of our letter dated January 20, 2008, in the registration statement.

Response:  Amendment No. 2 has been revised in response to the Staff’s comment. Please see page 61.

14.	We note your response to comment 31, we, however, reissue the comment in part. Please clarify whether Verso Paper believes a high energy environment will negatively affect its financial prospects.

Response:  The Registrant respectfully directs the Staff’s attention to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Selected Factors that Affect our Operating Results—Cost of Products Sold” and “Business—Raw Materials and Suppliers—Energy,” which includes disclosure that while the Registrant is able to mitigate the volatility of energy expenditures through the internal production of energy, costs will increase in a high energy cost environment. As a result, high energy costs may negatively affect

April 2, 2008

profitability in the event the Registrant is not successful in mitigating these costs through added operational efficiencies or other means.

15.	Please incorporate your response to comment 33 of our letter dated January 20, 2008, in the registration statement.

Response:  Amendment No. 2 has been revised in response to the Staff’s comment. Please see page 54.

16.	We note your response to comment 37 of our letter dated January 20, 2008. Please disclose the sales revenue generated through the Online Order Management System. Also, please advise us whether the Online Order Management System and WebExpress are the same system.

Response:  The Online Order Management System is an extranet component of the Registrant’s electronic ordering platform which allows customers to place orders online. The Online Order Management System, and the Registrant’s electronic ordering platform in general, are not the same system as WebExpress. WebExpress, which is also accessible through the Registrant’s website, shows customers the coated freesheet inventory that the Registrant has in stock at a given point in time. However, WebExpress does not allow customers to place orders directly through the website. Amendment No. 2 has been revised in response to the Staff’s comment to remove any reference to the Online Order Management System, specifically, and to include the sales revenue, and percentage of total sales revenue, generated through the Registrant’s online ordering platforms. Please see page 60.

Legal Proceedings, pace 69

17.	If known, please indicate the estimated capital expenditures for additional wastewater controls and related improvements resulting from the Maine permit dispute.

Response:  The Registrant acknowledges the Staff’s comment and submits that the capital expenditure requirements necessary to ensure compliance with the new discharge limitations are not known at this time. However, the Registrant does not believe any capital expenditures and increased operational and maintenance costs that may result from the new discharge limits will have a material impact on its results of operations. Amendment No. 2 has been revised accordingly. Please see page 64.

Management, page 70

18.	We note your response to comment 42 of our letter dated January 20, 2008. We continue to believe that the disclosure of the officer or director positions with other Verso entities is required. Revise your registration statement as appropriate.

Response:  As noted in response to comment 8, upon consummation of the merger, all of the Registrant’s operational subsidiaries will be wholly-owned by the Registrant (i.e., there are no Verso entities outside of the consolidated operations of the Registrant). As a result, the

April 2, 2008

Registrant respectfully submits that providing the officer and director positions of each of the Registrant’s subsidiaries is not material to prospective investors. However, for purposes of greater clarity, the Registrant has disclosed that the executive officers and directors of all of its operating subsidiaries, and their principal responsibilities, are substantially the same as those set forth in the management table for the Registrant. Please see page 65.

19.	We reissue comment 44 of our letter dated January 20, 2008.

Response:  The Registrant acknowledges the Staff’s comment and submits that it is still in the process of finalizing the membership of each of the committees and performing the requisite diligence to make independence determinations. In connection with identifying the members, the Registrant will also include disclosure identifying which members of the audit committee have been determined to be independent and whether or not any such members meet the standards to be considered a “financial expert” under the Exchange Act. The required disclosure will be included in the next amendment to the Registration Statement.

Compensation Discussion and Analysis, page 75

20.	We note your response to comment 46 of our letter dated January 20, 2008, we, however, reissue the comment in part. Your analysis on page 78 compares the base salary of the named executive officers with the 2007 FPICA Survey with base salaries of similar paper industry executives. However, your analysis did not compare Verso Paper’s named executive officers’ overall compensation with its modified peer group’s overall compensation. Please advise us whether such an analysis was performed by Verso Paper. If yes, please disclose this analysis on page 78.

Response:  The Registrant submits that it did consider the named executive officers’ overall compensation as compared to its modified peer group’s overall compensation. Amendment No. 2 has been revised in response to the Staff’s comments. Please see page 73.

21.	We have reviewed your response to comment 47 of our letter dated January 20, 2008. Please provide us with a detailed analysis of the competitive harm resulting from disclosure of your specific performance targets. Please address how disclosure of each of your four core performance measures poses competitive harm. We may have further comment.

Response:  Amendment No. 2 has been revised in response to the Staff’s comment. Please see page 71.

Unit Investment and Award Program, page 77

22.	We note that each management or non-management unit holder will have the right to sell his or her units to Verso Paper Management LP. Please tell us how you considered the guidance in paragraphs 31 and 32 of SFAS 123(R) in determining how to account for the unit awards in your consolidated financial statements.

April 2, 2008

Response:  The Registrant acknowledges the Staff’s comment and respectfully submits that while each management and non-management unit holder will have the right to sell units in exchange for shares of the Registrant’s common stock held by the Registrant’s parent, Verso Paper Management LP, the amendment to the partnership agreement of Verso Paper Management LP will include a right to exchange a fully vested management unit for a share of common stock of the Registrant held by Verso Paper Management LP. The amendment will not, however, add a traditional put right permitting the unit holder to settle for cash, and thus does not represent either a cash settlement feature under paragraph 31 of SFAS 123(R) or a contingent cash settlement feature under paragraph 32 of SFAS 123(R), as amended by FSP FAS 123(R)-4 that would trigger liability accounting. The Registrant has revised Amendment No. 2 for purposes of clarity. Please see pages 72 and 87.

Executive Compensation, page 83

23.	Please explain the reason for Mr. Jackson’s retroactive base salary pay increase.

Response:  The Registrant submits that Mr. Jackson’s retroactive annual base salary increase was based on the anniversary of the effective date of his employment with the Registrant, which commenced November 20, 2006. When the Registrant finalized the amount of Mr. Jackson’s annual base salary increase in January 2008, such increase was applied with effect from the first day of November 2007, which was the month during which Mr. Jackson competed his first year of employment with the Registrant. Such increase was provided in the form of a lump sum payment equal to the aggregate amount of base salary that would otherwise have been paid from November 2007 through January 2008, had such pay increase taken effect on November 1, 2007. Amendment No. 2 has been revised for purposes of greater clarity. Please see pages 78, 79 and 81.

Principal Stockholders, page 88

24.	We reissue comment 50 of our letter dated January 20, 2008.

Response:  The Registrant acknowledges the Staff’s comment and will include the amount and percentage of shares beneficially held by the principal stockholders, named executive officers and directors in the table under “Principal and Selling Stockholders” as soon as the pricing information is determined, including the price range and the corresponding stock split (the residual ownership after the consummation of the offering is dependent upon the valuation determination used to produce the price range and stock split). As noted in response to comment 2, the Registrant supplementally advises the Staff that it expects Apollo to own approximately 55%-60% of the Registrant’s outstanding common stock upon consummation of the offering.

Certain Relationships and Related Party Transactions, page 91

25.	Please disclose the material terms of the fee arrangements between Verso Paper and Apollo for its services as a “financial advisor or investment banker for any merger, acquisition, disposition, finance or the like . . . .”

April 2, 2008

Response:  Any fees payable to Apollo for services as a financial advisor or investment banker for any strategic transaction are to be amounts mutually agreed between the parties at the time of such transaction. Amendment No. 2 has been revised accordingly. Please see page 86.

Underwriting, page 100

26.	We reissue comment 57 of our letter dated January 20, 2008.

Response:  Amendment No. 2 has been revised in response to the Staff’s comment. Any remaining information that is required to be included, such as the number of shares to be purchased by each underwriter and the discounts and commissions to be paid, is dependent upon pricing information.

Financial Statements

Note 12. Bucksport Energy Asset Investment, page F-19

27.	We note your response to comment 61 of our letter dated January 20, 2008, regarding the accounting for your investment in the Bucksport power facility. Please explain to us in detail how your interest in the Project is undivided and how you are proportionately liable for each liability. Provide supplementally to us the agreement with Bucksport Energy LLC, and reference for us the pertinent sections that support your conclusion that proportional consolidation is appropriate.

Response:  The Registrant acknowledges the Staff’s comment and respectfully submits that, on December 15, 1998, the Coated and Supercalendered Papers Division of International Paper (our predecessor entity), a wholly-owned subsidiary of International Paper (formerly Champion International) entered into a Co-Owner’s Ownership, Operating & Mutual Sales Agreement with Bucksport Energy LLC (“Bucksport”) which was amended on July 27, 1999 (the “Agreement”). Bucksport and Verso co-own the generation power plant under a tenancy in-common structure in which Bucksport owns a 72% interest in the project and IP owns a 28% interest.

Pursuant to Section 15.4 of the Agreement (supplementally provided to the Staff with the filing of Amendment No. 2), it is stated: “the rights, covenants, obligations and liabilities of the Parties…shall be several and not joint or collective. Each Party shall be solely and individually responsible for its own covenants, obligations and liabilities. Neither this Agreement nor any grant, lease or license related hereto shall create any new entity nor be construed to create a new entity, such as a partnership, association or joint venture or impose any partnership obligation or liability on any Party hereto. Without limiting the generality of the other provisions of the Section 15.4, the Owners shall not be, or be liable as, partners in the ownership or operation of the Energy Plant.”

Other evidence of undivided interest and proportional liability are:

Page 1 of the Recitals: “. . . with Champion signing in its capacity as an owner of an undivided interest in the Energy plant”

April 2, 2008

Section 2.3(a) of the Agreement states “. . . . All contracts and agreements entered into by the Manager or the Operator as agent for the Owners, or by both Owners, shall (except as Owners may otherwise agree in writing or approve a contract or agreement with provisions providing for joint and several liability) provide for several, but not joint, liability in proportion to each Owner’s Ownership Share with liability and recourse limited as provided in Sections 10.1, 10.4, 10.6, and 10.6 hereof.”

28.	We note on page 69 that the new discharge limits will necessitate increased operational and maintenance costs as well as capital expenditures for additional wastewater controls and related improvements. To the extent that the increased costs and expenditures related to the new discharge limits will have a material impact on your results of operations and cash flows in the future, please expand your discussion and analysis to provide indicative value of such impact.

Response:  The Registrant respectfully directs the Staff’s attention to the response to comment 17 above. Although the actual costs to ensure compliance with the new discharge limits are not known at this time, the Registrant does not believe such costs will have a material impact on its results of operations and cash flows. Amendment No. 2 has been revised accordingly. Please see page 64.

Part II

Other Expenses of Issuance and Distribution, page II-1

29.	We reissue comment 65 of our letter dated January 20, 2008.

Response:  Amendment No. 2 has been revised in response to the Staff’s comment.

Item 16. Exhibits and Financial Statement Schedules, page II-2

30.	We note that a number of exhibits listed in Item 16 of the prospectus have yet to be submitted to the staff for review. Please submit all remaining exhibits with your next amendment.

Response:  Amendment No. 2 has been revised accordingly in response to this comment. The remaining exhibits, in particular the form of underwriting agreement, the opinion of Latham & Watkins LLP, the amendment and restated certificate of incorporation and bylaws (including the specimen common stock certificate) and the third amended and restated limited partnership agreement of Verso Paper Management LP, are in the process of being finalized now and will be filed with the next amendment to the Registration Statement. In any event, the remaining exhibits will be filed no later than two weeks prior to the Registrant’s request for effectiveness in order to provide the Staff with adequate time to review these exhibits.

April 2, 2008

We hope the foregoing answers are responsive to your comments and look forward to resolving any outstanding issues as quickly as possible. If you have any questions in connection with our responses to your comments, please feel free to call me at (212) 906-1894.

Best regards,

Ian D. Schuman of LATHAM & WATKINS LLP

Enclosures

cc:	Robert Mundy
Peter Kesser
Raymond Lin
Dennis Lamont
Nathan Ajiashvili